SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(カリフォルニア・ニューヨーク州法)
SKADDEN ARPS TOKYO KYODO LAW OFFICE
SKADDEN ARPS FOREIGN LAW OFFICE
(REGISTERED ASSOCIATED OFFICES)
IZUMI GARDEN TOWER, 21ST FLOOR
1-6-1, ROPPONGI
MINATO-KU, TOKYO 106-6021

TEL: (03) 3568-2600
FAX: (03) 3568-2626

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TORONTO
VIENNA

EMAIL ADDRESS
HLAU@SKADDEN.COM

November 21, 2005

FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for
Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish English language versions or translations of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

dlw 11/23

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe / M.O. /

Kenju Watanabe

Enclosure

File No. 82-4985

August 30, 2005

Unicharm Corporation
President-Representative Director Takahisa Takahara
(Code # 8113, TSE Section 1)
Inquiries: Corporate Planning Department
Director Atsushi Iwata
Telephone: 81-3-3449-6162

Notice Regarding Purchase of Treasury Stock
(Purchase of company shares pursuant to the provisions of
Commercial Code Article 211-3, Paragraph 1, Item 2)

The Company hereby announces that it has repurchased its own shares in the market pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Details are as described below.

In addition, the Company hereby announces that this repurchase concludes the purchases of treasury stock conducted pursuant to the resolution passed at the board of directors' meeting held on June 29, 2005.

1.	Repurchase period	August 1, 2005 - August 29, 2005
2.	Number of shares purchased	448,900 shares
3.	Total amount of purchase price for shares	2,033,618,000 yen
4.	Purchase method	Purchased on Tokyo Stock Exchange

(Reference)

1. Details of the meeting of the Board of Directors held on June 29, 2005

(1) Type of shares to be purchased	Common stock of the Company
(2) Number of shares to be purchased	1,100,000 shares (maximum)
(3) Total amount of purchase price for shares	5,000,000,000 yen (maximum)
(4) Repurchase schedule	July 1, 2005-September 20, 2005

2. Total number and aggregate purchase price of shares repurchased since the meeting of the Board of Directors held on June 29, 2005

(1) Number of shares purchased	1,100,000 shares
(2) Total amount of purchase price for shares	4,972,890,000 yen

UC051028-21

October 28, 2005

Unicharm Corporation signs a general sales agent agreement with LG Household & Health Care Ltd. in Korea; aiming at selling sanitary products and disposable diapers for babies starting November 1.

Unicharm Corporation (Head office: Minato-ku, Tokyo; President & CEO: Takahisa Takahara) and LG Household & Health Care Ltd. (Head office: Seoul, South Korea; President: Suk Yong Cha), a listed company affiliated with LG Group, the second largest industrial group in South Korea, has recently signed a general sales agent agreement in South Korea. Based on this agreement, LG Household & Health Care Ltd. will exclusively sell some of the products of Unicharm Corporation, such as *Sofy* sanitary products and toilet training pants for babies; *Baby Self*, starting November 1, 2005.

Background

Unicharm is the leading manufacturer of sanitary products and pants-type disposable diapers in Japan, with the largest market share in various countries in East Asia and ASEAN regions, where the Company entered markets under brand names such as *Sofy* (sanitary products) and *Mamy Poko* (pants-type disposable diapers).

The Company first entered the South Korean market through a joint venture with a major local paper-manufacturing company in 1994 and started to sell its proprietary *Sofy* brand sanitary products in 1999, expanding the market share to the fourth largest in the country, as of now.

However, Unicharm, which is striving to garner the largest share in "absorber products" consisting of pants-type disposable diapers, sanitary products and adult incontinence care products in the Asian regions, has not been satisfied with its current market position in South Korea, the market size of which is the third largest in Asia, and the Company has been searching for measures to enhance its sales capacities.

LG Household & Health Care is an affiliate of LG group, which is an industrial group with sales of about 8,400 billion yen (actual result in 2004), and a leading company with the largest share in many categories of toiletry products including toothpastes, shampoos, soaps and detergents. Given this background, LG Household & Health Care has long-standing experience and strong marketing and delivery capabilities for distribution channels in the toiletry market.

In addition, the company has been highly evaluating the product development ability and production technology of Unicharm, which has major brands in many countries.

Significance of distributorship agreement

Given the circumstances, the two companies have come to an agreement with each other to promote business, combining product development ability and distribution and delivery capabilities, which are the strengths of each company. Through this effort, we will strive to find ways to further improve life-styles and achieve full-scale growth in South Korea, where people have a strong hygiene

consciousness, with a prospective market size of about 30 to 40 billion yen for both sanitary products and pants-style disposable diapers for babies. (Source: market forecast conducted by the Company.)

List of products to be sold

Feminine napkins	Sofy Body Fit Fuwa Pita Slim	Close-fitting to the body and comfortable to wear.
	Sofy Silky Wear	The only feminine napkin covered with dual sheet in the country that satisfies needs for absorbing ability and comfort.
Panty liners	Sofy Pure Cotton Panty Liner	Covered with a 100% pure cotton sheet that gives a soft and comfy fit.
	Sofy Green Tea and Clean Panty Liner	Compound with component of natural green tea so that users are ensured a comfortable fit without needing to worry about odors.
	Sofy Clean and Clean Panty Liner	Covered with a special "clean absorbing sheet" that absorbs vaginal discharge instantly and makes it is pleasant to wear.
	Sofy All Ready Panty Liner	Covered with a special "clean absorbing sheet" that offers a comfy fit and comes in a long size for users to wear before or after a menstrual period.
Tampons	Sofy Soft Tampon	Smooth to insert in and pull out, and has rapid absorbing ability.
Baby diapers	Baby self	The first toilet training pants in the country.

Reference

● Overview of LG Household & Health Care Ltd.

Company name	LG Household & Health Care Ltd.
Representative	Suk Yong Cha, CEO
Founded	1947
Business area	Production and sales of oral care products such as toothpastes, hair care products including shampoos and hair dye products, bathroom products such as soaps, detergents, household cleansers and paper products such as tissues.
Sales	953 billion won (about 97 billion yen) for fiscal year ended December 31, 2004
Number of employees	2,458 (as of the end of December 31, 2004) .

● Overview of LG group

LG group is the second largest industrial group in South Korea with 37 operating companies and 130 subsidiaries across the world, with LG Corporation as the holding company.

Representative	Bon-Moo Koo, Chairman
Founded	1947
Business area	Chemical, Electronics, Communication and service, etc.
Sales	82,000 billion won (about 8,400 billion yen) for fiscal year ended December 31, 2004
Number of employees	About 125,000 (as of the end of December 31, 2004) .

● Overview of Unicharm Corporation

Company name	Unicharm Corporation
Representative	Takahisa Takahara, President & CEO
Founded	1961
Business area	Production and sales of feminine care products such as sanitary products, baby care products including disposable diapers, health care products such as adult incontinence care diapers and clean & fresh products such as wet tissues.
Sales	246 billion yen on a consolidated basis for fiscal year ended March 31, 2005 (165.1 billion yen on parent basis).
Number of employees	5,234 (total of the entire group); 1,007 on the parent basis (as of the end of March 31, 2005).

For inquiries regarding this matter, please contact the following personnel

Yuka Kametaka, Corporate Planning Office of Unicharm Corporation
Telephone: +81-3-3449-2858
Fax: +81-3-3449-7600
E-mail: yuka-kametaka@unicharm.co.jp

Unicharm Corporation http://www.unicharm.co.jp/

LG Household & Health Care Ltd. http://www.lgcare.com/japan/companyinfo/guide.html